[LETTERHEAD OF DURLAND & COMPANY]



25 January 2000

Office of the Chief Accountant
US Securities & Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

     VIA:   FACSIMILE

     RE:  ENVIRONMENTAL REMEDIATION HOLDING CORP.
          FILE NO. 0-17325

Gentlemen:

This firm has reviewed the Form 8-K filed 18 January 2000 by Environmental Remediation Holding Corp., (the "Company"), to provide notice of our resignation as the independent auditors for the Company. Our response to this Form 8-K follows:

We hereby incorporate by reference our resignation letter dated 12 January 2000. See Exhibit 1 attached.

The claim in Part 4, paragraph 2 of the Form 8-K, which reported that the Company has insufficient financial resources to commence and complete the Fiscal 1999 audit may be misleading. The Company has available a Line of Credit from a related party under common control which has not been fully utilized. Our current understanding is that approximately $2,000,000 remains available for use by the Company. New management did not provide nor discuss with this firm any information or documentation underlying new management's assertion that the Company is in default under the provisions of the Line of Credit. This firm's review, as non-attorneys, of the Securities Purchase Agreement, ("SPA"), and incorporated Senior Secured 8.00% Exchangeable Promissory Note, ("SSEPN"), indicates that, contrary to the December Form 8-K, the only Event of Default under Section 5 of the SSEPN available to the related party under common control issuer of the SSEPN would have to be caused by the Company's new management which also controls the issuer.

In Part 4, paragraph 4 of the Form 8-K the company reported that the Board of Directors discovered, sometime after 3 August 1999, that the financial records of the Company for periods prior to the change of control were, in many cases, incomplete and inaccurate. This claim may also be misleading. The Company's records were in good order when we completed our audit of the financial statements at 30 September 1998. This firm believes that both SEC rules and professional accounting standards obligate the Company's management to provide the Company's independent auditors the documentation supporting the conclusion that the Company's records are insufficient to permit the Fiscal 1999 audit to commence prior to the filing of the December Form 8-K which made that assertion. No documentation supporting this assertion was provided to this firm either prior to that filing nor to the date of our resignation. This firm believes that protection of the shareholders of the Company demands a review by independent Certified Public Accountants of the documentation upon which management relied upon to conclude that the Company's records cannot be audited.

We strongly object to the statement in Part 4, paragraph 4 of the Form 8-K that the Company would have dismissed this firm as the Company's independent auditors. Although the Company has the right to dismiss any independent audit firm at anytime they wish, the inference by the statement made is that the dismissal would have been for cause. Such statement is highly speculative, contrary to the full information provided to the new management prior to their taking control of the Company and completely contrary to the actions as taken by the new management of the Company from the date of the change of control, through the date of our resignation. No specific information or documents have been provided to this firm to support this conclusion, and again, that which has been provided to this firm supports an opposite conclusion.

This firm suggests that the misrepresentations made in the December Form 8-K are motivated by new management's desire to not draw on the Line of Credit issued by a related party under common control.

In Part 4, paragraph 5 of the Form 8-K management asserts that this firm did not respond to requests for information and documentation during the period from the change in control in August 1999 to date. Without waiver of the position that this firm was not obligated to provide information or documentation until its past due statements for professional fees were paid, this firm did provide all requested information and documentation in this firms possession within 48 hours of receipt of the request where possible.

In Part 4, paragraph 5 management is asserting that this firm did not consider the system of internal control in the audit of the Company, or provide the Company's then Board of Directors with correspondence regarding our consideration of the Company's system of internal control subsequent to the audit completion. This firm knows of no information which justifies the claim by new management in the December Form 8-K that the Company's financial records cannot be audited. The consideration of internal control during the financial statement audit process is solely for the purpose of the audit firm determining its audit procedures and not to provide any assurance concerning such system of internal control. This firm did provide the Company's Board of Directors correspondence regarding our consideration of the Company's system of internal control on December 29, 1997, February 12, 1999 and March 5, 1999.

This firm is not comfortable relying on representations of the new management of the Company because of their failure to pay our past due invoices of approximately $85,000 as agreed to by the new management, the breach of the contractual obligation in our engagement letter for the audit of fiscal 1999 which required the Company to pay this firm a retainer of $30,000 prior to the commencement of the audit, management's failure to continue to draw on the Line of Credit issued by a related party under common control, the failure of the new management to provide this firm a draft copy of the December Form 8-K and the opportunity to review the documentation underlying management's assertions in the December Form 8-K and the assertion in the December Form 8-K that the Board of Directors determined that the financial records were in any case inaccurate, incomplete and unauditable and the further assertion that the Board of Directors determined not to attempt to borrow funds to complete the audit. This firm was made aware prior to its resignation that the only two members of the Board of Directors who were independent with regard to the company under common control issuer of the SSEPN and SPA had no knowledge prior to the filing of the December Form 8-K of these board actions. See Exhibits 2 and 3 attached which we incorporated by reference. As these are material assertions within the December Form 8-K, this firm is not comfortable relying on representations made in the past, currently or in the future by the current management of the Company. This firm believes that the December Form 8-K wrongfully made an adverse impact on the financial condition of the Company.

Sincerely,


      /S/ STEPHEN H. DURLAND
Stephen H. Durland, CPA
Durland & Company, CPAs, PA

cc:  Andrew Lee, Esq.
     Benjamin Lackey, Esq.
     William Scott, Esq.
     Stephen Weiss, Esq.
     James Griffin, Esq.
     Mr. Geoffrey Tirman

Enclosures

                                                                  EXHIBIT 1


                     [LETTERHEAD OF DURLAND & COMPANY]



12 January 2000



Mr. Geoffrey Tirman
President, CEO & Chairman of the Board of Directors
Environmental Remediation Holding Corp.
16101 La Grande Drive, Suite 100
Little Rock, AR  72223

     VIA:   FACSIMILE

Dear Mr. Tirman:

Effective immediately, because of irreconcilable differences, this firm, of its own volition, resigns as the independent auditor of Environmental Remediation Holding Corp. The Company engaged this firm to complete the Fiscal 1999 audit by engagement letter dated 8 September 1999. Specifically, the reasons for our resignation include, but are not limited to, the following:

1. The Company failed to supply a draft of the Company's Form 8-K filed on 23 December 1999, nor advise this firm that it intended to file a Form 8-K, nor advise this firm that the Form 8-K had been filed. The Company did not discuss the justification for the filing of the Form 8-K or cause this firm, as independent auditor, to review the documentation underlying the assertions in this Form 8-K. Further, the Company has refused our specific request, made by letter dated 10 January 2000, to review the documentation underlying the assertions in this Form 8-K, except at this firm's expense.

2.   The  Company  has  not  paid  our  outstanding   fee   statements   of
approximately $85,000 for professional services rendered to the Company during the last quarter of 1998 and first eight months of 1999. The
Company also has not paid the $30,000 retainer as it agreed in the engagement letter as a pre-requisite to the commencement of the fiscal 1999 audit.

3. Current management accepted and continues to control the Company without fulfillment of their affiliates' obligation to lend to the Company a total of $4,000,000 under the Line of Credit attached as Exhibit A to the Securities Purchase Agreement dated 3 August, 1999.

We hereby remind you of the Company's obligation to file a Form 8-K with regard to this resignation.

Very truly yours,


      /S/ STEPHEN H. DURLAND
Stephen H. Durland, CPA
Durland & Company, CPAs, P.A.

cc: Office of the Chief Accountant, US Securities and Exchange Commission William Scott, Esq.
     Andrew Lee, Esq.
     Mintmire & Assoc.
     Ms. Laura Kleber, CFO and Director
     Mr. Mark Lee, Director
     Mr. Brian Ladin, Director
     Ms. Noreen Wilson, Director
     Mr. James Callender, Director

                                                                  EXHIBIT 2

                  [LETTERHEAD OF JAMES R. CALLENDER, SR.]



SENT VIA FACSIMILE TO: 501/821-6888

January 14, 2000



Geoffrey Tirman, Chairman of the Board, President and CEO
Environmental Remediation Holding Corp. ("ERHC")
18101 LaGrande Drive, Suite 100
Little Rock, AR  72223

Re: Notice of Resignation as an Officer and Director of ERHC, and as Chief Executive Officer of STPETRO

Dear Mr. Tirman:

Based on actions that have been taken by the current management of ERHC, I hereby tender my resignation, effectively immediately.

The most significant issues that constitute the basis of such resignation is my disagreement with actions taken by the Board of Directors without my knowledge or an opportunity to cast a vote on behalf of what is now the minority shareholder group, or in my opinion the best interest of ERHC as a company. These actions include the following:

1. ERHC filed a Form 8K recently in which it was stated that the Board of Directors took action in deciding to file the Form 8K stating that ERHC could not complete and file a Form 10K as required. Not only was I not notified of a meeting of the Board, but also certainly I was not given an opportunity to vote on what I consider an important issue.

2. I disagree with the decision not to file a Form 10K and believe that this failure to file is detrimental to the other shareholders of ERHC.

3. When the Talisman Group took control ERHC management, the purpose of the working capital line was to pay outstanding accounts payable and to fund ongoing efforts, etc., on a $200,000.00 per month budget for salaries and operating expenses. In this regard, such commitments have not been met.

     A number of people, including myself, were promised by you that their verifiable past due salaries and expenses would be paid. This has not happened. These employees spent their own personal monies and worked without compensation to keep the company alive and functioning during a period when no financing was available for salaries or expenses.

     I was asked by you to continue with ERHC as an Officer and Director. The terms and conditions negotiated with you on August 27, 1999 for my services have not been honored including reimbursement for business and travel expenses on your behalf, at your request.

     Further, any number of other bills which were part of the transaction have not been paid, including bills to our SEC counsel and auditors who had continued to execute their responsibility to the Company during this period of no financial support, and who also cooperated with you and worked diligently to make your deal work and provide the shareholders with the greatest possibility of gaining the benefit of their investment. When the old board voted on your offer, the Company was on the verge of bankruptcy. We saw your offer as the only potentially viable one that met the required time frame for the Company and its shareholders. If we had known that you did not intend to meet your financial commitments, I am sure the old board would have felt that bankruptcy or to seek alternate financing would have been the better option. Further, I believe that your failure to meet your commitments is a breach of the agreement under which you were issued stock.

4. Since I have not been privileged to the planning, strategy, or decision making process, I do not know the real management motivation for recent actions taken in regard to Sao Tome and Principe. These actions, which resulted in a public news release by the government of D.R.S.T.P. announcing that they were canceling the contract and partnership with ERHC, may very well be justifiable by ERHC management, however, without public reporting (i.e., a filing of Form 10-K), the only public information out there is that what was released by the D.R.S.T.P. government.

     This lack of reporting has created much concern amongst shareholders and investors, and in my opinion is detrimental to the position of the minority shareholders and note holders.

All of these issues constitute some of the major reasons for me hereby tendering my resignation, effective immediately.

Very truly yours,

   /S/ JAMES R. CALLENDER, SR.

James R. Callender, Sr.

                                                                  EXHIBIT 3




January 14, 2000

Mr. Geoffrey Tirman
President, CEO & Chairman of the Board of Directors
Environmental Remediation Holding Corp.
16101 La Grande Drive, Suite 100
Little Rock, AR  72223

     Via:  Facsimile

Dear Mr. Tirman:

Effective  immediately,  based  on  your  request as the President, CEO and
Chairman of the Board of Directors and majority shareholder of Environmental Remediation Holding Corporation, I am hereby resigning my positions as an officer and Director of Environmental Remediation Holding Corporation, and I further resign my position as a member of STPetro, that being President of the General Assembly.

In resigning, I am confirming that I have not been involved with the company on any decisions since I was placed on the Board of Directors, nor have I attended any meetings of the Board of Directors nor voted or taken any other actions, nor been asked to attend any such meetings or vote on any actions. I was never involved in any of the business decisions, nor did I participate in Board decisions, if any. As you will recall, I went on the Board of Directors at your request, and I am resigning at your request.

Very truly yours,

/S/ NOREEN WILSON

Noreen Wilson